SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LDK Solar Co., Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.10 per share American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

50183L 10 7
(CUSIP Number)

Steven J. Glusband, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 212-732-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50183L 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fulai Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (Working Capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See item 5 below.

(2)
Based on the 17,000,000 ordinary shares to be issued to Fulai Investments Limited pursuant to the Share Purchase Agreement discussed in Item 4, plus the 133,518,800 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated May 15, 2012.

CUSIP NO. 50183L 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Cheng Kin Ming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See item 5 below.

(2)
Based on the 17,000,000 ordinary shares to be issued to Fulai Investments Limited pursuant to the Share Purchase Agreement discussed in Item 4, plus the 133,518,800 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated May 15, 2012.

ITEM 1. SECURITY AND ISSUER

This statement relates to the ordinary shares, par value $0.10 each (the “Ordinary Shares”), issued by LDK Solar, Co., Ltd (the “Issuer”). The address of the principal executive offices of the Issuer is Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, the People’s Republic of China (the “PRC”). This Schedule 13D is being jointly filed by Fulai Investments Limited (“FIL”) and Mr. Cheng Kin Ming (collectively, the “Reporting Persons”) to disclose their current direct or indirect beneficial ownership of the Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

FIL is a company incorporated under the laws of The British Virgin Islands. FIL engages primarily in the investment business. The address of its principal office is 30/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of FIL are set forth on Schedule A hereto and incorporated herein by reference.

Mr. Cheng Kin Ming is a citizen of Hong Kong. Mr. Cheng Kin Ming is the sole director and shareholder of FIL. His principal occupation is being a merchant. His business address is Fulai Investments Limited, 30/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any of the directors and officers named on Schedule A have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons will acquire an aggregated of 17,000,000 Ordinary Shares upon closing of the proposed transaction, for an aggregated purchase price of approximately US$31.1 million pursuant to a share purchase agreement dated January 21, 2013 between the Issuer and FIL (the “Share Purchase Agreement”). Closing of the proposed transaction is subject to, among other things, the receipt of all necessary consents and approvals from applicable governmental and regulatory authorities, including the various PRC governmental agencies. The purchase will be funded from the working capital of FIL, which was or will be injected by its shareholder, Mr. Cheng Kin Ming.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Pursuant to the Share Purchase Agreement, FIL has the right to designate two additional directors to the Issuer’s board of directors.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the following actions:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(d) As of the date hereof, FIL is deemed to be the direct beneficial owner of 17,000,000 Ordinary Shares, which represents approximately 11.3% of the Ordinary Shares outstanding.  FIL has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the Ordinary Shares held by FIL.

As the owner of 100% of the equity interest of FIL, Mr. Cheng Kin Ming may be deemed to be the indirect beneficial owner of 17,000,000 Ordinary Shares beneficially owned by FIL, which represents approximately 11.3% of the Ordinary Shares issued and outstanding.

Except as set forth in Items 3 and 4, there have been no transactions effected in the Ordinary Shares during the past 60 days by any of the Reporting Persons.

No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated based on the 17,000,000 Ordinary Shares to be issued FIL pursuant to the Share Purchase Agreement discussed in Item 4, plus the 127,173,350 Ordinary Shares issued and outstanding as of October 18, 2012 (excluding any treasury shares, any Ordinary Shares deemed issued pursuant to any pre-paid forward contracts in connection with any convertible securities of the issuer, Ordinary Shares held by a subsidiary of the issuer, any shares reserved by the issuer for issuance upon conversion of securities or upon exercise of options or warrants).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Share Purchase Agreement

The Share Purchase Agreement is described under Item 3 and Item 4 above, and such description is incorporated under this Item 6 by reference. The summary of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1.

Except the Share Purchase Agreement described above, to the best knowledge of the Reporting Persons, there is no contract, arrangement, understanding or relationship among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Share Purchase Agreement, dated as of January 21, 2013, between Fulai Investments Limited and LDK Solar, Co., Ltd

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2013

Fulai Investments Limited	/s/ Cheng Kin Ming
Name: Mr. Cheng Kin Ming
Title: Director

Mr. Cheng Kin Ming	/s/ Cheng Kin Ming
Name: Mr. Cheng Kin Ming

SCHEDULE A

Directors and Executive Officers of FIL

Name	Position with FIL	Present Principal Occupation	Business Address	Citizenship
Cheng Kin Ming	Director	Merchant	30/F, Bank of China Tower 1 Garden Road, Central, Hong Kong	Hong Kong

LIST OF EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Share Purchase Agreement, dated as of January 21, 2013, between Fulai Investments Limited and LDK Solar, Co., Ltd